Exhibit 12(c)

PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31, (c)
	2002 (b)	2001 (b)	2000 (b)	1999	1998	1997

Fixed charges, as defined:
Interest on long-term debt	$214	$220	$223	$205	$188	$195
Interest on short-term debt and other interest	4	4	16	12	14	17
Amortization of debt discount, expense and premium - net	6	6	4	3	2	2
Interest on capital lease obligations
Charged to expense			4	9	8	9
Capitalized				1	2	2
Estimated interest component of operating rentals	7	8	14	19	18	15
Preferred stock dividends of subsidiaries on a pre-tax basis	23	23	23	23	23	14

Total fixed charges	$254	$261	$284	$272	$255	$254

Earnings, as defined:
Net income (a)	$100	$114	$250	$444	$361	$308
Preferred security dividend requirements	25	26	26	37	48	40

	$125	$140	$276	$481	$409	$348
Add:
Income taxes	55	65	171	151	273	248
Amortization of capitalized interest on capital leases			2	2	2	2
Total fixed charges as above (excluding capitalized interest on capital lease obligations and preferred stock dividends of subsidiaries on a pre-tax basis)	232	238	261	248	230	238

Total earnings	$412	$443	$710	$882	$914	$836

Ratio of earnings to fixed charges	1.6	1.7	2.5	3.2	3.6	3.3

(a)	Net income excludes extraordinary items and the cumulative effect of a change in accounting principle.
(b)	Due to the corporate realignment on July 1, 2000, data subsequent to 2000 is not comparable to prior years. See Note 12 in PPL Electric's Form 10-K for the year ended
December 31, 2001 for additional information.
(c)	Ratio of earnings to fixed charges for years 2001 and prior were recalculated to give proper effect of preferred security dividends of subsidiaries on a pre-tax basis.